SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                             CAYENNE SOFTWARE, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    056359102
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Pamela K. Hagenah
                            Integral Capital Partners
                               2750 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 233-0360
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 28, 1997
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 38 Pages

                       Exhibit Index Contained on Page 11


- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  056359102                                             13D        Page 2 of  38 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management III, L.P. ("ICM3")
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF MEMBER OF GROUP*
                                                                                                    (a) [ ]         (b) [X]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                                           8      SHARED VOTING POWER
               NUMBER                             1,152,872  shares,  of which shares of Series D Convertible
                 OF                               Preferred Stock ("Series D") currently  convertible  into
               SHARES                             749,885 shares of Common Stock and
             BENEFICIALLY                         warrants to purchase 190,282 shares of Common Stock are directly owned by
            OWNED BY EACH                         Integral Capital Partners III, L.P. ("ICP3") and shares of Series D
              REPORTING                           currently  convertible  into  169,655  shares of Common
               PERSON                             Stock and warrants to  purchase  43,050  shares of Common
                WITH                              Stock are directly owned by Integral
                                                  Capital Partners International III, L.P. ("ICPI3"). ICM3 is the general partner of ICP3 and the investment general partner of ICPI3.  See Item 5.
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           1,152,872 shares (see response to Number 8 above)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                            1,152,872 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                        [ ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               5.78%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  056359102                                             13D        Page 3 of 38 Pages
- -----------------------------------------------------------                 --------------------------------------------------
- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners III, L.P. ("ICP3")
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF MEMBER OF GROUP*
                                                                                                      (a)  [ ]       (b) [X]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       940,167 shares, consisting of shares of Series D Convertible
                SHARES                                     Preferred Stock which are currently convertible into 749,885
             BENEFICIALLY                                  shares of Common Stock and warrants to purchase 190,282 shares of
            OWNED BY EACH                                  Common Stock. Integral Capital Management III, L.P. is the
              REPORTING                                    general partner of ICP3.  See Item 5.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           940,167 shares (see response to Number 8 above)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              940,167 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                                                                         [ ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               4.76%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  056359102                                             13D        Page 4 of 38 Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International III, L.P. ("ICPI3")
- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF MEMBER OF GROUP*
                                                                                                      (a)  [ ]       (b) [X]

- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                          [ ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            -----------------------------------------------------------------------------------------------------------------
                     Cayman Islands (limited partnership)
- --------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       212,705 shares, consisting of shares of Series D Convertible
                SHARES                                     Preferred Stock which are currently convertible into 169,655
             BENEFICIALLY                                  shares of Common Stock and warrants to purchase 43,050 shares of
            OWNED BY EACH                                  Common Stock.  Integral Capital Management III, L.P. is the
              REPORTING                                    investment general partner of ICPI3.  See Item 5.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           212,705 shares (see response to Number 8 above)
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              212,705 shares
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                                                                        [ ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               1.12%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is shares of the Common Stock of Cayenne Software, Inc. a Massachusetts corporation (the "Issuer"). The address of the principal executive offices of the Issuer is:

         8 New England Executive Park
         Burlington, M  01803


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Integral Capital Management III, L.P., a Delaware limited partnership ("ICM3"). The principal business address of ICM3 is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses, occupations and citizenships of all the general partners of ICM3 are set forth on Exhibit B hereto.

         ICM3 is the general partner of Integral Capital Partners III, L.P., a Delaware limited partnership ("ICP3"), and the investment general partner of Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership ("ICPI3"). ICP3 and ICPI3 are private investment funds that invest in securities of publicly traded and private companies, predominantly in the areas of information sciences and life sciences. With respect to ICM3 and the general partners of ICM3, this statement relates only to ICM3's indirect, beneficial ownership of shares of the Series D Convertible Preferred Stock of the Issuer (the "Series D Preferred Stock") and warrants to purchase Common Stock of the Issuer (the "Warrant Stock") (collectively, the Series D Preferred Stock and Warrant Stock are referred to herein as the "Shares") . ICP3 and ICPI3 hold 81,550 shares and 18,450 shares of Series D Preferred Stock, respectively. Each share of the Series D Preferred Stock is convertible into shares of Common Stock from time to time at a rate determined by the lesser of (a) the lower of
(1) the average quoted market price of the Common Stock for the ten trading days preceding the date of issuance and (2) the lower of (x) the average quoted market price of the Common Stock for the ten trading days immediately preceding any issuance of Common Stock (or Common Stock equivalents) by the Issuer prior to November 26, 1997 and (y) the price at which the Common Stock is so issued or may be issued on conversion or exercise of the Common Stock equivalent, and (b) the lowest average quoted market prices for any five trading days during the period of thirty days before the conversion. The amount of Common Stock shown in this Schedule 13D reflects the amount into which the full amount of Series D Preferred Stock might have been converted on August 28, 1997 in accordance with the market-price formula. Because the number of shares of Common Stock that will be ultimately issued to ICP3 and ICPI3 upon conversion of the Series D Preferred stock is dependent upon the conversion formula described above, that amount cannot be determined at this time but will determined upon the date of actual conversion.

         The shares of Series D Preferred Stock and the Warrant Stock have been purchased by ICP3 and ICPI3, and none of ICM3 or the general partners of ICM3 directly or otherwise hold any shares of capital stock of the Issuer. Management of the business affairs of ICM3, including decisions respecting disposition and/or voting of the shares of Series D Preferred Stock, resides in a majority of the general partners of ICM3 listed on Exhibit B, such that no single general partner of ICM3 has voting and/or dispositive power of the Shares.

         To the best of ICM3's knowledge, none of the persons listed on Exhibit B hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of consideration required by ICP3 and ICPI3 to purchase the Shares to which this statement relates was approximately $2.0 million. The consideration was obtained from the working capital of ICP3 and ICPI3.

ITEM 4.  PURPOSE OF TRANSACTION

         The purchases of the Shares were made pursuant to a Convertible Preferred Stock Purchase Agreement, dated as of August 28, 1997 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, ICP3 and ICPI3 purchased 81,550 shares and 18,450 shares of Series D Convertible Preferred Stock, respectively, and warrants to purchase an aggregate of 190,282 shares and 43,050 shares of Common Stock, respectively. The purchases of the Shares were not made for the purpose of acquiring control of the Issuer. From time to time, ICM3 may, in the ordinary course of its role as general partner of ICP3 and the investment general partner of ICPI3, direct ICP3 and/or ICPI3 to purchase additional shares or sell all or a portion of the Shares now held by ICP3 or ICPI3.

         Except as set forth above, none of ICM3 nor the persons listed on Exhibit B hereto has any current plans or proposals that relate to or would result in the occurrence of any of the actions or events enumerated in clause
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     A.  Integral Capital Management III, L.P. ("ICM3")

         (a) ICM3 may be deemed the beneficial owners of 1,152,872 Shares (approximately 5.78% of the total number of shares of Common Stock outstanding). This number includes (A) an aggregate of 100,000 shares of Series D Convertible Preferred Stock held by ICP3 and ICPI3 and (b) warrants held by ICP3 and ICPI3 to purchase an aggregate of 233,332 shares of Common Stock. ICM3 is the general partner of ICP3 and the investment general partner of ICPI3, and as such has voting and dispositive power of the Shares. Each share of the Series D Preferred Stock is convertible into shares of Common Stock of the Issuer from time to time at a rate determined by the lesser of (a) the lower of (1) the average quoted market price of the Common Stock for the ten trading days preceding the date of issuance and (2) the lower of (x) the average quoted market price of the Common Stock for the ten trading days immediately preceding any issuance of Common Stock (or Common Stock equivalents) by the Issuer prior to November 26, 1997 and
(y) the price at which the Common Stock is so issued or may be issued on conversion or exercise of the Common Stock equivalent, and (b) the lowest average quoted market prices for any five trading days during the period of thirty days before the conversion. The amount of Common Stock shown in this
Schedule 13D reflects the amount into which the full amount of Series D Preferred Stock might have been converted on August 28, 1997 in accordance with the market-price formula. Because the number of shares of Common Stock that will be ultimately issued to ICP3 and ICPI3 upon conversion of the Series D Preferred Stock is dependent upon the conversion formula described above, that amount cannot be determined at this time but will determined upon the date of actual conversion based on the above rate.

         (b) Number of shares as to which such person has:
             1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct vote:  1,152,872
             3. Sole power to dispose or to direct the disposition:   -0-
             4. Shared power to dispose or to direct the disposition: 1,152,872

         (c) To the best knowledge of ICM3, none of ICP3, ICPI3, ICM3, nor any of the persons listed as general partners of ICM3 on Exhibit B has directly effected any transactions in shares of capital stock of the Issuer during the 60 days prior to the date hereof, other than the purchase of shares of Series D Preferred Stock and Warrant Stock pursuant to the Purchase Agreement.

         (d) ICM3 is the general partner of Integral Capital Partners III, L.P., a Delaware limited partnership ("ICP3"), and the investment general partner of Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership ("ICPI3"). Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the general partners of ICM3. Decisions respecting the voting of the Series D Preferred Stock and disposition of the proceeds from the sale of the Shares are determined by a majority of the general partners. Under certain circumstances set forth in the limited partnership agreements of ICP3, ICPI3 and ICM3, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of the Issuer owned, directly or indirectly, by each such entity.

         (e) Not applicable.


   B.    Integral Capital Partners III, L.P.

         (a) ICP3 is the beneficial owner of 940,167 Shares (approximately 4.76% of the total number of shares of Common Stock outstanding). This number includes
(A) 81,550 shares of Series D Convertible Preferred Stock and (b) warrants held to purchase an aggregate of 190,282 shares of Common Stock. Each share of the Series D Preferred Stock is convertible into shares of Common Stock of the Issuer from time to time at a rate determined by the lower of the average quoted market price of the Common Stock for either (i) the ten trading days preceding the date of issuance or (ii) any five trading days during the period of thirty days before the conversion. The amount of Common Stock shown in this Schedule 13D reflects the amount into which the full amount of Series D Preferred Stock might have been converted on August 28, 1997 in accordance with the market-price formula. Because the number of shares of Common Stock that will be ultimately issued to ICP3 upon conversion of the Series D Preferred Stock is dependent upon the conversion formula described above, that amount cannot be determined at this time but will determined upon the date of actual conversion based on the above rate.

         (b)  1. Sole power to vote or to direct vote:  -0-
              2. Shared power to vote or to direct vote:  940,167
              3. Sole power to dispose or to direct the disposition:  -0-
              4. Shared power to dispose or to direct the disposition:  940,167
         (c)  See Item 5A(c) above.
         (d)  See Item 5A(d) above.
         (e)  Not applicable.

    C.   Integral Capital Partners International III, L.P.

         (a) ICPI3 is the beneficial owner of 212,705 Shares (approximately 1.12% of the total number of shares of Common Stock outstanding). This number includes (A) 18,450 shares of Series D Convertible Preferred Stock and (b) warrants held to purchase an aggregate of 43,050 shares of Common Stock. Each share of the Series D Preferred Stock is convertible into shares of Common Stock of the Issuer from time to time at a rate determined by the lower of the average quoted market price of the Common Stock for either (i) the ten trading days preceding the date of issuance or (ii) any five trading days during the period of thirty days before the conversion. The amount of Common Stock shown in this
Schedule 13D reflects the amount into which the full amount of Series D Preferred Stock might have been converted on August 28, 1997 in accordance with the market-price formula. Because the number of shares of Common Stock that will be ultimately issued to ICPI3 upon conversion of the Series D Preferred Stock is dependent upon the conversion formula described above, that amount cannot be determined at this time but will determined upon the date of actual conversion based on the above rate.

         (b)  1.  Sole power to vote or to direct vote:  -0-
              2.  Shared power to vote or to direct vote: 212,705
              3.  Sole power to dispose or to direct the disposition:  -0-
              4.  Shared power to dispose or to direct the disposition:  212,705
         (c)  See Item 5A(c) above.
         (d)  See Item 5A(d) above.
         (e)  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships among ICM3 and any of the persons named in Item 2 or between ICM3 and any other person with respect to the Shares of the Issuer held by ICP3 and ICPI3. The purchases of the Shares by ICP3 and ICPI3 were made pursuant to the Purchase Agreement.

         Pursuant to the terms of the Purchase Agreement, ICP3 and ICPI3 agreed not to sell of otherwise dispose of the Shares purchased thereunder except in a transaction registered under the Securities Act of 1933, as amended, unless an exemption from such registration is available.

         Pursuant to Section 4.12 of the Purchase Agreement, ICP3 and ICPI3 have certain rights to purchase additional equity or equity equivalent securities of the Issuer should the Issuer chose to make any such subsequent sale of securities.

         The description herein of the Purchase Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit C.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A: Agreement of Joint Filing

         Exhibit B: List of General Partners of Integral Capital Management III,
                    L.P.

         Exhibit C: Convertible  Preferred Stock Purchase Agreement by and among
                    Cayenne Software, Inc. and the parties named therein, dated as of August 28, 1997

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 1997

                           INTEGRAL CAPITAL MANAGEMENT III, L.P.


                           By: /s/ Pamela K. Hagenah
                              --------------------------------
                                     Pamela K. Hagenah
                                     a General Partner


                           INTEGRAL CAPITAL PARTNERS III, L.P.

                           By Integral Capital Management III, L.P., its General Partner


                           By: /s/ Pamela K. Hagenah
                              --------------------------------
                                     Pamela K. Hagenah
                                     a General Partner

                           INTEGRAL CAPITAL PARTNERS INTERNATIONAL
                           III, L.P.

                           By Integral Capital Management III, L.P., its Investment General Partner


                           By: /s/ Pamela K. Hagenah
                              --------------------------------
                                     Pamela K. Hagenah
                                     a General Partner

                                  EXHIBIT INDEX
                                  -------------


                                                                  Found on
                                                                  Sequentially
Exhibit                                                           Numbered Page
- -------                                                           -------------

Exhibit A:  Agreement of Joint Filing                                   12

Exhibit B:  List of General Partners of Integral Capital                13
            Management III, L.P.

Exhibit C:  Convertible Preferred Stock Purchase Agreement by           14
            and among Cayenne Software, Inc. and the parties named therein, dated as of August 28,1997

                                    EXHIBIT A

                            Agreement of Joint Filing


         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act the statement dated September 5, 1997, containing the information required by Schedule 13D, for 1,152,872 shares of capital stock of Cayenne Software, Inc. held by Integral Capital Partners III, L.P., a Delaware limited partnership and Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership.

Date:  September 5, 1997


                     INTEGRAL CAPITAL MANAGEMENT III, L.P.


                           By: /s/ Pamela K. Hagenah
                              --------------------------------
                                Pamela K. Hagenah
                                a General Partner


                     INTEGRAL CAPITAL PARTNERS III, L.P.

                     By Integral Capital Management III, L.P., its General Partner


                           By: /s/ Pamela K. Hagenah
                              --------------------------------
                                Pamela K. Hagenah
                                a General Partner


                     INTEGRAL CAPITAL PARTNERS INTERNATIONAL
                     III, L.P.

                     By Integral Capital Management III, L.P., its Investment General Partner


                           By: /s/ Pamela K. Hagenah
                              --------------------------------
                                Pamela K. Hagenah
                                a General Partner

                                    EXHIBIT B

                               General Partners of
                      Integral Capital Management III, L.P.

         Set forth below, with respect to each general partner of Integral Capital Management, III L.P., is the following: (a) name; (b) business address;
(c) principal occupation; and (d) citizenship.

1.  (a)  Roger B. McNamee
    (b)  c/o Integral Capital Partners
         2750 Sand Hill Road,
         Menlo Park, CA  94025
    (c)  General Partner of Integral Capital Management, L.P.,
         Integral Capital Management II,
         L.P. and Integral Capital Management III, L.P.
    (d)  United States Citizen

2.  (a)  John A. Powell
    (b)  c/o Integral Capital Partners
         2750 Sand Hill Road,
         Menlo Park, CA  94025
    (c)  General Partner of Integral Capital Management, L.P.,
         Integral Capital Management II,
         L.P. and Integral Capital Management III, L.P.
    (d)  United States Citizen

3.  (a)  Pamela K. Hagenah
    (b)  c/o Integral Capital Partners
         2750 Sand Hill Road,
         Menlo Park, CA  94025
    (c)  General Partner of Integral Capital Management II,
         L.P. and Integral Capital
         Management III, L.P.
    (d)  United States Citizen

                                   EXHIBIT C

================================================================================


                 CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

                                      among


                             CAYENNE SOFTWARE, INC.

                                       and


                        THE SEVERAL PURCHASERS IDENTIFIED
                          IN SCHEDULE A ATTACHED HERETO

                         ------------------------------




                                 August 28, 1997


                         ------------------------------



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                                                                   Page 15 of 38

         CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT, dated as of August 28, 1997 (this "Agreement"), by and among Cayenne Software, Inc., a Massachusetts corporation (the "Company"), and the several Purchasers identified in Schedule A attached hereto (the "Purchasers").

         WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to the Purchasers and the Purchasers desire to acquire shares of the Company's Series D Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock") and warrants to purchase shares of the Company's Common Stock,

         IN CONSIDERATION of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:


                                    ARTICLE I

                               CERTAIN DEFINITIONS

         Section 1.1. Certain Definitions. As used in this Agreement and unless the context requires a different meaning, the following terms have the meanings indicated:

         "Affiliate" means, with respect to any Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

         "Business Day" means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government actions to close.

         "Closing Date" means the Series D closing date.

         "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder as in effect on the date hereof.

         "Commission" means the Securities and Exchange Commission.

         "Common Stock" means the Company's common stock, par value $0.01 per share.

         "Disclosure Materials" means, collectively, the SEC Documents, the disclosure package delivered to the Purchaser in connection with the offering by the Company of the Shares

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                                                                   Page 16 of 38

and the Warrants and the Schedules to this Agreement furnished by or on behalf of the Company pursuant to Section 3.1.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Foley Hoag" shall mean Foley, Hoag & Eliot LLP, One Post Office Square, Boston, MA 02109(a)

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, encumbrance, right of first refusal, charge or security interest of any kind in or on such asset or the revenues or income thereon or therefrom.

         "Material Adverse Effect" shall have the meaning set forth in Section 3.1(a).

         "Original   Issue  Date"  shall  have  the   respective   meanings  (as
applicable) set forth in the Statements of Rights and Preferences.

         "Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

         "Preferred Stock" shall have the meaning set forth in the recitals hereto.

         "Purchase Price" shall have the meaning set forth in Section 2.2.

         "Purchaser" and "Purchasers" both mean all the Purchasers collectively or one or more Purchasers severally, as may be appropriate in the context.

         "Registration Rights Agreement" means the registration rights agreement, dated as of the date hereof, by and between the Company and the Purchaser, in the form of Exhibit B, as the same may be amended, supplemented or otherwise modified in accordance with its terms.

         "Required  Approvals"  shall  have the  meaning  set  forth in  Section
3.1(f).

         "SEC Documents" shall have the meaning set forth in Section 3.1(l).

         "Securities Act" means the Securities Act of 1933, as amended.

         "Shares" means the shares of Preferred Stock purchased by the Purchaser pursuant to this Agreement.

         "Statement of Rights and Preferences" shall have the meaning set forth in Section 2.1(b).

         "Subsequent Sale" shall have the meaning set forth in Section 4.12(a).

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                                                                   Page 17 of 38

         "Subsequent Sale Notice" shall have the meaning set forth in Section 4.12(a).

         "Subsidiaries" shall have the meaning set forth in Section 3.1(a).

         "Trading Day" shall have the meaning set forth in the Series D Terms.

         "Underlying Securities Registration Statement" shall have the meaning set forth in Section 3.1(f).

         "Underlying Shares" means the shares of Common Stock into which the Shares are convertible in accordance with the terms hereof and the Statements of Rights and Preferences.

         "Warrants" shall have the meaning set forth in Section 4.20.

                                       -3-
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                                                                   Page 18 of 38

                                   ARTICLE II

                           PURCHASE AND SALE OF SHARES

         Section 2.1. Purchase and Sale of Shares.

         (a) Subject to the terms and conditions set forth herein, at the closing referred to below, the Company shall issue and sell to the Purchasers and the Purchasers shall purchase shares of Preferred Stock in the respective amounts set forth in Schedule A.

         (b) The Preferred Stock shall have the respective rights, preferences and privileges set forth in Exhibit A attached hereto (the "Series D Terms"), which shall be incorporated into a Statement of Rights and Preferences to be filed on or prior to the Closing Date (as defined below) by the Company with the Commonwealth of Massachusetts (the "Series D Statement of Rights and Preferences").

     For purposes of this Agreement, "Conversion Price," "Original Issue Date," "Conversion Date" "Trading Day" and "Per Share Market Value" shall have the meanings set forth in the Series D Terms.

         Section 2.2. Purchase Price.

     The purchase price per Share shall be $20.00.

         Section 2.3. The Closing.

         (a) The Series D Closing. (i) (A) The closing (the "Series D Closing") of the purchase and sale of shares of Preferred Stock (the "Series D Shares") to be issued and sold thereat in accordance with the terms and conditions set forth herein, shall take place at the offices of Foley Hoag on the date hereof or as soon thereafter as practicable. ("Closing Date").

         (b) At the Series D Closing, (1) the Company shall deliver to each Purchaser one or more stock certificates representing the Series D Shares and the Series D Warrants (as defined in Section 4.20), each registered in the name of the Purchaser, the legal opinion of Foley, Hoag & Eliot LLP, counsel to the Company, substantially in the form of Exhibit C, and all other documents, instruments and writings required to have been delivered at or prior to the Series D Closing by the Company pursuant to this Agreement, and (2) each Purchaser shall deliver to the Company the purchase price for such Series D Shares (calculated in accordance with Section 2.2) in United States dollars in immediately available funds by wire transfer to an account designated in writing by the Company for such purpose prior to the Closing Date, and all other documents, instruments and writings required to have been delivered at or prior to the Series D Closing by the Purchaser pursuant to this Agreement.

         (c) In addition, at the Series D closing, the Company shall deliver to the Purchasers:

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                                                                   Page 19 of 38

                  (i) one or more executed counterparts of the Registration Rights Agreement in the form attached hereto as Exhibit B;

                  (ii) an executed counterpart of the Transfer Agent Instruction letter in the form attached hereto as Exhibit D;

                  (iii) a copy of the Certificate of Vote of Directors Establishing a Series of a Class of Stock relating to the designation of the Series D Preferred Stock, date-stamped by the office of the Massachusetts State Secretary to acknowledge filing with that office;

                  (iv) a certificate of the Clerk or Assistant Clerk of the Company certifying the Articles of Organization and By-Laws of the Company as currently in effect and the adoption by the Company's Board of Directors of resolutions authorizing the transactions contemplated by this Agreement and the related documents referred to herein; and

                  (v) a letter from Foley Hoag addressed to the Purchasers acknowledging that Foley Hoag is holding for the benefit of the respective Purchasers original counterparts executed by the Company of this Agreement and the related documents, including certificates for Shares of Preferred Stock and original Warrants, to be executed by the Company, pending confirmation of receipt by the Company of the purchase price.


                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

         Section 3.1. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

         (a) Organization and Qualification. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of The Commonwealth of Massachusetts, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company has no subsidiaries other than as set forth in the SEC Documents or in Schedule 3.1(a) (collectively, the "Subsidiaries"). Each of the Subsidiaries is a corporation, duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the full corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. Each of the Company and the Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have a material adverse effect on the results of operations, assets, prospects, or financial condition of the Company and the Subsidiaries, taken as a whole (a "Material Adverse Effect").


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                                                                   Page 20 of 38

         (b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated hereby, by the Warrants, by the Statements of Rights and Preferences and by the Registration Rights Agreement, and otherwise to carry out its obligations hereunder and thereunder. This Agreement, the Registration Rights Agreement, the Statements of Rights and Preferences and the Warrants are collectively referred to as the "Transaction Documents." The execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company. Each of the Transaction Documents has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective articles of organization, bylaws or other charter documents.

         (c) Capitalization. The authorized, issued and outstanding capital stock of the Company and each of the Subsidiaries is set forth in Schedule 3.1(c). No shares of Common Stock are entitled to preemptive or similar rights. Except as specifically disclosed in Schedule 3.1(c), there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or, except as a result of the purchase and sale of the Shares and Warrants hereunder, securities, rights or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire any shares of Common Stock, or contracts, commitments, understandings, or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock.

         (d) Issuance of Shares, Warrants, Warrant Shares and Underlying Shares. The Shares and the Warrants are duly authorized and, when paid for in accordance with the terms hereof, shall be validly issued, fully paid and nonassessable, free and clear of any Liens. The Company, as at the Closing Date will have and at all times while the Shares and any Warrants are outstanding will maintain an adequate reserve of shares of Common Stock to enable it to perform its conversion and other obligations under this Agreement, the Warrants and the Statements of Rights and Preferences with respect to the number of Shares and Warrants issued and outstanding at such Closing Date, which reserve shall be no less than the sum of (i) the greater of (x) 125% of the number of shares of Common Stock issuable upon conversion of all the Series D Preferred Stock outstanding from time to time or (y) twice the number of shares of Common Stock issuable hereunder and pursuant to the terms of the Statements of Rights and Preferences, assuming a conversion in full of all of the Shares on the Original Issue Date thereof and (ii) the number of shares of Common Stock issuable upon the exercise in full of the Warrants (the "Warrant Shares") to be issued at such Closing Date. When issued in accordance with the terms hereof and the Statements of Rights and Preferences, and the Warrants, the Underlying Shares and the Warrant Shares will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens.


                                       -6-

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                                                                   Page 21 of 38

         (e) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of its articles of organization or bylaws (each as amended through the date hereof) or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or (iii) to the knowledge of the Company result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including Federal and State securities laws and regulations), or by which any property or asset of the Company is bound or affected, except in the case of each of clauses (ii) and (iii), such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as could not, individually or in the aggregate, (x) adversely affect the legality, validity or enforceability of the Transaction Documents, (y) have a Material Adverse Effect or (z) adversely impair the Company's ability to perform fully on a timely basis its obligations under the Transaction Documents. The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental authority, the violation of which would have a Material Adverse Effect.

         (f)  Consents  and  Approvals.  Except  as  specifically  set  forth in
Schedule 3.1(f), neither the Company nor any Subsidiary is required to obtain any consent, waiver, authorization or order of, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, except for
(i) the filing of the Statements of Rights and Preferences with respect to the Shares with the Secretary of State of The Commonwealth of Massachusetts, which filing shall be effected prior to the applicable Closing Date, (ii) the filing of the registration statements covering the Underlying Shares and the Warrant Shares (the "Underlying Securities Registration Statement") with the Commission and the making of the applicable blue-sky filings under state securities laws, each as contemplated by the Registration Rights Agreement and (iii) other than, in all other cases, where the failure to obtain such consent, waiver, authorization or order, or to give or make such notice or filing, could not, individually or in the aggregate, (x) adversely affect the legality, validity or enforceability of the Transaction Documents, (y) have a Material Adverse Effect or (z) adversely impair the Company's ability to perform fully on a timely basis its obligations under the Transaction Documents (together with the consents, waivers, authorizations, orders, notices and filings referred to in Schedule 3.1(f), the "Required Approvals"). The consents described in Exhibit 3.1(f) have been received.

         (g) Litigation; Proceedings. There is no action, suit, notice of violation, proceeding or investigation pending or, to the best knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties before or by any court, governmental or administrative agency or regulatory authority (Federal, state, county, local or foreign) which (i) relates to or challenges the legality, validity or enforceability of the Transaction Documents or the Shares (ii) could, individually or in the aggregate, have a Material Adverse Effect or (iii) could, individually or in the aggregate,

                                       -7-

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                                                                   Page 22 of 38

adversely impair the ability of the Company to perform fully on a timely basis its obligations under the Transaction Documents.

         (h) No Default or Violation. Neither the Company nor any Subsidiary (i) is in default under or in violation of any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound, except such conflicts or defaults as do not have a Material Adverse Effect, (ii) is in violation of any order of any court, arbitrator or governmental body, except for such violations as do not have a Material Adverse Effect, or (iii) is in violation of any statute, rule or regulation of any governmental authority which could (individually or in the aggregate) (x) adversely affect the legality, validity or enforceability of the Transaction Documents, (y) have a Material Adverse Effect or (z) adversely impair the Company's ability or obligation to perform fully on a timely basis its obligations under the Transaction Documents.

         (i) Certain Fees. No fees or commission will be payable by the Company to any broker, finder, investment banker or bank with respect to the consummation of the transactions contemplated hereby. The Company has taken no action that would require any Purchaser to pay any such fee or commission.

         (j) Disclosure Materials. The Disclosure Materials do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         (k) Private Offering. Neither the Company nor any Person acting on its behalf has taken or will take any action (including, without limitation, any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of the Shares, the Warrants the Underlying Shares or the Warrant Shares under the Securities Act) which might subject the offering, issuance or sale of the Shares, the Warrants the Underlying Shares or the Warrant Shares to the registration requirements of
Section 5 of the Securities Act.

         (l) SEC Documents. The Company has filed all reports required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the three years preceding the date hereof (the foregoing materials being collectively referred to herein as the "SEC Documents") on a timely basis, or has received a valid extension of such time of filing. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting

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                                                                   Page 23 of 38

principles applied on a consistent basis during the periods involved, except as may be otherwise indicated in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments. Since the date of the financial statements included in the Company's last filed Quarterly Report on Form 10-Q, there has been no event, occurrence or development that has had a Material Adverse Effect which is not specifically disclosed in any of the Disclosure Materials.

         (m) Seniority. No class of equity securities of the Company is senior to the Shares in right of payment, whether upon liquidation, dissolution or otherwise.

         (n) Exclusivity. The Company shall not issue and sell the Preferred Stock to any Person other than the Purchaser.

         (o)  Form  S-3  Eligibility.   The  Company  is  eligible  to  register
securities for resale with the Commission under Form S-3 promulgated under the Securities Act.

         (p) Investment Company. The Company is not and is not an Affiliate of an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

         (q) Real Property Holding Company. The company is not a real property holding company within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended.

         (r) Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective business as now conducted. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights have expired or terminated, or are expected to expire or terminate within two years from the date of this Agreement. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

                                       -9-
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                                                                   Page 24 of 38


         (s) Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

         (t) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Preferred Shares and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversions of the Preferred Shares in accordance with this Agreement and the Statement of Rights and Preferences and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants, is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

         Section 3.2. Representations and Warranties of the Purchasers. Each Purchaser hereby severally represents and warrants to the Company as follows:

         (a)   Organization;   Authority.   The  Purchaser  is  a   corporation,
partnership, limited liability company, or other entity duly and validly existing and in good standing under the laws of the jurisdiction of its organization. The Purchaser has the requisite power and authority to enter into and to consummate the transactions contemplated hereby and by the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The purchase of the Shares and the Warrants by the Purchaser hereunder has been duly authorized by all necessary action on the part of the Purchaser. Each of the Transaction Documents has been duly executed and delivered by the Purchaser or on its behalf and constitutes the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights generally and to general principles of equity.

         (b) Investment Intent. The Purchaser is acquiring the Shares, the Warrants, the Warrant Shares and the Underlying Shares for its own account for investment purposes only and not with a view to or for distributing or reselling such Shares, Warrants, Warrant Shares or Underlying Shares or any part thereof or interest therein, without prejudice, however, to the Purchaser's right, subject to the provisions of the Transaction Documents, at all times to sell or otherwise dispose of all or any part of such Shares, Warrants, Warrant Shares or Underlying Shares under an effective registration statement under the Securities Act and in compliance with applicable state securities laws or under an exemption from such registration.

         (c) Purchaser Status. The Purchaser was not formed for the purpose of acquiring the Shares and the Warrants. At the time the Purchaser was offered the Shares and the Warrants, it was and at the date hereof it is an "accredited investor" as defined in Rule 501(a) under the Securities Act.

         (d) Experience of Purchaser. The Purchaser has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, the Warrants, the Underlying Shares and the Warrant Shares, and has so evaluated the merits and risks of such investment.

         (e) Ability of Purchaser to Bear Risk of Investment. The Purchaser is able to bear the economic risk of an investment in the Shares, the Warrants, the Underlying Shares and the Warrant Shares and is able to afford a complete loss of such investment.

         (f) Prohibited Transactions. The Shares and the Warrants are not being acquired, directly or indirectly, with the assets of any "employee benefit plan", within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

         (g) Access to Information. The Purchaser acknowledges receipt of the Disclosure Materials and further acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the Warrants and the merits and risks of investing in the Shares and the Warrants; (ii) access to information about the Company and the Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment in the Company; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense and that is necessary to make an informed investment decision with respect to the Shares and the Warrants and to verify the accuracy and completeness of the information contained in the Disclosure Materials.

         (h) Reliance. The Purchaser understands and acknowledges that (i) the Shares and the Warrants are being offered and sold, and the Underlying Shares and the Warrant Shares are being offered, to it without registration under the Securities Act in a private placement that is exempt from the registration provisions of the Securities Act and (ii) the availability of such exemption depends in part on, and that the Company will rely upon the accuracy and truthfulness of, the foregoing representations and the Purchaser hereby consents to such reliance.

         The Company acknowledges and agrees that the Purchaser makes no representation or warranty with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.2.

                                   ARTICLE IV

                         OTHER AGREEMENTS OF THE PARTIES

         Section 4.1. Transfer Restrictions. If the Purchaser should decide to dispose of any of the Shares or any portion of the Warrants (and upon conversion or exercise thereof, any Underlying Shares or Warrant Shares), the Purchaser understands and agrees that it may do so only (i) pursuant to an effective the registration statement under the Securities Act, (ii) pursuant to an available exemption from the registration requirements of the Securities Act or (iii) to the Company. In connection with any transfer of any Shares, Warrants, Underlying Shares or Warrant Shares other than pursuant to an effective registration statement or to the Company, the Company may require that the transferor provide to the Company an opinion of counsel experienced in the area of United States securities laws selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such Shares, Warrants, Underlying Shares or Warrant Shares under the Securities Act or any state securities laws.

         The Purchaser agrees to the imprinting, so long as is required by this Section, of the following legend on certificates representing the Shares, Warrants, Underlying Shares or Warrant Shares:

         NEITHER THESE SECURITIES NOR ANY SECURITIES INTO WHICH THESE SECURITIES MAY BE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAW.

         The legend set forth above shall be removed upon the conversion of Shares or exercise of Warrants represented by such certificates at any time while an Underlying Securities Registration Statement is effective under the Securities Act or sooner if, in the opinion of counsel to the Company experienced in the area of United States securities laws such legend is no longer required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company agrees that it will provide the Purchaser, upon request, with a substitute stock certificate or certificates or warrant certificates, free from such legend at such time as such legend is no longer applicable.

         Section 4.2. Stop Transfer Instruction. The Company may not make any notation on its records or give instructions to any transfer agent of the Company which enlarge the restrictions on transfer set forth in Section 4.1 above, or which are inconsistent with the instructions stated in Exhibit D.

         Section 4.3. Furnishing of Information. For so long as the Purchaser owns Shares, Warrants, Underlying Shares or Warrant Shares, the Company covenants to timely file (or obtain valid extensions in respect thereof) all reports required to be filed by the Company after the date hereof pursuant to
Section 13(a) or 15(d) of the Exchange Act and to promptly furnish the Purchaser with true and complete copies of all such filings. If the Company is not at the time required to file reports pursuant to such sections, it will prepare and furnish to the Purchaser annual and quarterly financial statements, together with a discussion and analysis of such financial statements in form and substance substantially similar to those that would otherwise be required to be included in reports required by Section 13(a) or 15(d) of the Exchange Act in the time period that such filings would have been required to have been made under the Exchange Act.

         Section 4.4. Notice of Certain Events. The Company shall (i) advise the Purchaser promptly after obtaining knowledge thereof, and, if requested by the Purchaser, confirm such advice in writing, of (A) the issuance by any state securities commission of any stop order suspending the qualification or exemption from qualification of the Shares, Warrant Shares or Underlying Shares or the Common Stock for offering or sale in any jurisdiction, or the initiation of any proceeding for such purpose by any state securities commission or other regulatory authority, or (B) any event that makes any statement of a material fact made in the Disclosure Materials untrue or that requires the making of any additions to or changes in the Disclosure Materials in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, provided, however, that the Company shall not give any notice before the facts disclosed in the notice have been publicly disclosed, (ii) use its best efforts to prevent the issuance of any stop order or order suspending the qualification or exemption from qualification of the Shares, Warrant Shares or Underlying Shares or the Common Stock under any state securities or Blue Sky laws, and (iii) if at any time any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption from qualification of the Shares, Warrant Shares or Underlying Shares or the Common Stock under any such laws, use its best efforts to obtain the withdrawal or lifting of such order at the earliest possible time.

         Section 4.5. Copies and Use of Disclosure Materials. The Company shall furnish the Purchaser, without charge, as many copies of the Disclosure Materials, and any amendments or supplements thereto, as the Purchaser may reasonably request. The Company consents to the use of the Disclosure Materials, and any amendments and supplements thereto, by the Purchaser in connection with resales of the Shares, the Warrant Shares or the Underlying Shares other than pursuant to an effective registration statement.

         Section 4.6. Modification to Disclosure Materials. If any event shall occur as a result of which, in the reasonable judgment of the Company, it becomes necessary or advisable to amend or supplement the Disclosure Materials in order to make the statements therein, in the light of the circumstances at the time the Disclosure Materials were delivered to the Purchaser, not misleading, or if it is necessary to amend or supplement the Disclosure Materials to comply with applicable law, the Company shall promptly prepare an appropriate amendment or supplement to the Disclosure Materials so that (i) as so amended or supplemented the Disclosure Materials will not include an untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to Purchaser, not misleading and (ii) the Disclosure Materials will comply in all material respects with applicable law.

         Section 4.7. Blue Sky Laws. In accordance with the Registration Rights Agreement, the Company shall qualify the Shares, the Warrants, the Warrant Shares and the Underlying Shares under the securities or Blue Sky laws of such jurisdictions as the Purchaser may reasonably request and to continue such qualification at all times through the third anniversary of the Closing Date; provided, however, that neither the Company nor its Subsidiaries shall be required in connection therewith to qualify as a foreign corporation where they are not now so qualified.

         Section 4.8. Integration. The Company shall not and shall use its best efforts to ensure that no Affiliate shall sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Shares, the Warrant Shares or the Underlying Shares in a manner that would require the registration under the Securities Act of the sale of the Shares, the Warrant Shares or Underlying Shares to the Purchaser.

         Section 4.9. Furnishing of Rule 144A Materials. The Company shall, for so long as any of the Shares, Warrants, Warrant Shares or Underlying Shares remain outstanding and during any period in which it is not subject to Section 13 or 15(d) of the Exchange Act, make available to any registered holder of Shares or Underlying Shares in connection with any sale thereof and any prospective purchaser of such Shares, Warrants, Warrant Shares or Underlying Shares from such Person, the following information in accordance with Rule 144A(d)(4) under the Securities Act: a brief statement of the nature of the business of the Company and the products and services it offers and the Company's most recent audited balance sheet and profit and loss and retained earnings statements, and similar audited financial statements for such part of the two preceding fiscal years as the Company has been in operation.

         Section 4.10. Solicitation Materials. The Company shall not (i) distribute any offering materials in connection with the offering and sale of the Shares, Warrants, Warrant Shares or Underlying Shares other than the Disclosure Materials and any amendments and supplements thereto prepared in compliance herewith or (ii) solicit any offer to buy or sell the Shares, Warrants, Warrant Shares or Underlying Shares by means of any form of general solicitation or advertising.

         Section 4.11. Subsequent Financial Statements. The Company shall furnish to the Purchaser, promptly after they are filed with the Commission, a copy of all financial statements for any period subsequent to the period covered by the financial statements included in the Disclosure Materials.

         Section 4.12. Right of First Refusal; Certain Corporate Actions. (a) The Company shall not, directly or indirectly, without the prior written consent of the Purchaser, offer, sell, grant any option to purchase or otherwise dispose (or announce any offer, sale, grant or any option to purchase or other disposition) of any of its or its Affiliates equity or equity equivalent securities (a "Subsequent Sale") for a period of 180 days after the Closing Date, except (i) upon conversion of any of the Preferred Stock or the Series C Preferred Stock or exercise of any of the Warrants or warrants heretofore issued in connection with the Series C Preferred Stock, (ii) as a stock dividend or upon any subdivision of shares of Common Stock, provided that the securities issued pursuant to such stock dividend or subdivision are limited to additional shares of Common Stock, (iii) pursuant to subscriptions, warrants, options, convertible securities or other rights which are outstanding on the Closing Date, (iv) solely in consideration for the acquisition (whether by merger or otherwise) by the Company or any of its Subsidiaries of all or substantially all of the stock or assets of any other entity, (v) pursuant to a primary registered public offering under the Securities Act, other than an offering subject to Rule 415 under the Securities Act, (vi) pursuant to the exercise of options or purchase rights to purchase Common Stock granted to employees, consultants and directors of the Company pursuant to any stock purchase, stock option or employee stock bonus plan approved by the Board of Directors, (vii) securities issued to equipment lessors in connection with lease of corporate equipment by the Company as approved by the Company's Board of Directors, (viii) upon the exercise of any right other than a right to purchase securities which was not itself in violation of the terms of this paragraph, and (ix) securities issued in connection with refinancing the Company's existing bank debt, not more than 200,000 shares in any calendar year unless (A) the Company delivers to the Purchaser a written notice (the "Subsequent Sale Notice") of its intention to effect such Subsequent Sale, which Subsequent Sale Notice shall describe in reasonable detail the proposed terms of such Subsequent Sale, the identity of the Persons who proposes to provide such Subsequent Sale and the amount of proceeds intended to be raised thereunder and (B) the Purchaser shall not have notified the Company by 5:00 p.m. (Eastern Time) on the tenth Business Day after its receipt of the Subsequent Sale Notice of its willingness to enter into good faith negotiations to provide (or to cause its sole designee to provide) financing to the Company on substantially the terms set forth in the Subsequent Sale Notice. If the Purchaser shall fail to notify the Company of its intention to enter into such negotiations within such time period, the Company may effect the Subsequent Sale substantially upon the terms and to the Persons (or Affiliates of such Persons) set forth in the Subsequent Sale Notice; provided, that the Company shall provide the Purchaser with a second Subsequent Sale Notice, and the Purchaser shall again have the right of first refusal set forth above in this paragraph (a), subject to the exceptions set forth above in this paragraph (a), if the Subsequent Sale subject to the initial Subsequent Sale Notice shall not have been consummated for any reason on the terms set forth in such Subsequent Sale Notice within 90 days after the date of the initial
Subsequent Sale Notice with the Person (or an Affiliate of such Person) identified in the Subsequent Sale Notice.

         (b) For as long as Preferred Stock or Warrants outstanding, the Company shall not and shall cause the Subsidiaries not to, without the consent of the Purchaser, (i) amend its Restated Articles of Organization, bylaws or other charter documents so as to adversely affect any rights provided in the Transaction Documents to the Preferred Stock and the Warrants; (ii) split, combine or reclassify its outstanding capital stock; (iii) redeem, repurchase or offer to repurchase or otherwise acquire shares of its Junior Securities (as defined in the Statements of Rights and Preferences); or (iv) enter into any agreement with respect to any of the foregoing.

         Section 4.13. Notwithstanding anything to the contrary contained herein, each Conversion Notice shall contain a representation that, after giving effect to the shares of the Company's Common Stock to be issued pursuant to such Conversion Notice, the total number of shares of the Company's Common Stock deemed beneficially owned by the holder thereof, together with all shares of the Company's Common Stock deemed beneficially owned by such holder's "affiliates" as defined in Rule 144 promulgated under the Securities Act of 1933, as amended, (exclusive of shares issuable upon conversion of the unconverted portion of the Shares of Series D Preferred Stock or the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) will not result in beneficial ownership by the holder and its affiliates of more than 4.9% of the outstanding shares of Common Stock. For purposes of this subparagraph, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13 D-G thereunder, except as other provided above. Any Conversion Notice which does not contain such representation shall be ineffective provided, however, that the requirement of this paragraph shall not apply to any Purchaser marked as "excluded from
Section 4.13" on Schedule A.

         Section 4.14. Availability of Common Stock. The Company has duly reserved a sum of 5,200,000 shares of authorized and unissued Common Stock for issuance upon the conversion of Series D Shares and the exercise all of the Series D Warrants. If at any time the Company does not have reserved sufficient shares of Common Stock to enable it to perform its conversion and exercise obligations hereunder with respect to all shares of Preferred Stock and all Warrants then outstanding it shall, at the option of the holders of Preferred Stock, redeem all Shares and Underlying Shares then held by such holders, pursuant to Section 4.16 hereto.

         Section 4.15. Listing of Underlying Shares and Warrant Shares. Prior to the Closing, the Company shall have filed an additional listing application with the Nasdaq National Market or SmallCap Market, as the case may be (and each other national securities exchange on which the Common Stock is then listed) for the listing of the Underlying Shares and the Warrant Shares. The Company shall, as promptly as possible, take all steps necessary to cause the Underlying Shares and Warrant Shares to be approved for listing in the Nasdaq National Market or SmallCap Market (and each other national securities exchange or market on which the Common Stock is then listed), and shall provide to the Purchaser evidence of such listing when approved and shall maintain the listing of its Common Stock on such exchange.

         Section 4.16. Purchaser's Rights if Trading in Common Stock is Suspended or Delisted. In the event that at any time within the three-year period after the Closing Date trading in the shares of the Common Stock is suspended, or if the Common Stock shall not listed for trading, on the Nasdaq National Market (other than as a result of the suspension of trading in securities on such market or exchange generally or temporary suspensions pending the release of material information and other than a suspension of trading on the Nasdaq National Market if the Common Stock is listed for trading, and not suspended, on the Nasdaq SmallCap Market within one Business Day after such suspension) for more than ten days, at the Purchaser's option exercisable by written notice to the Company, the Company shall redeem for cash all Shares and all Underlying Shares then held by such Purchaser, at an aggregate purchase price equal to (A) the product of the average Per Share Market Value for the five Trading Days immediately preceding the day of such notice multiplied by the number of shares of Common Stock into which the Shares to be purchased are then convertible and exercisable (or in the case of Underlying Shares, the number of Underlying Shares to be purchased), plus (B) interest on such amount accruing from the 7th day after such notice at the rate of 15% per annum.

         Section 4.17. No Violation of Applicable Law. Notwithstanding any provision of this Agreement to the contrary, if any redemption of Shares or Underlying Shares otherwise required under the Transaction Documents or the Statements of Rights and Preferences would be prohibited by the relevant provisions of the Massachusetts Business Corporation Law, such redemption shall be effected as soon as it is permitted under such law; provided, however, that, interest payable by the Company with respect to any such redemption shall continue to accrue in accordance with Section 4.16 during any such period.

         Section 4.18. Redemption Restrictions. Notwithstanding any provision of this Agreement to the contrary, if any redemption of Shares or Underlying Shares otherwise required under this Agreement would be prohibited in the absence of consent from any lender of the Company or of any Subsidiary, or by the holders of any class of securities of the Company, the Company shall use its best efforts to obtain such consent as promptly as practicable after the redemption is required but in no event later than 30 days after the redemption is required. Interest payable by the Company with respect to any such redemption shall continue to accrue in accordance with Section 4.16 until such consent is obtained. Nothing contained in this Section shall be construed as a waiver by the Purchaser of any rights it may have by virtue of any breach of any representation or warranty of the Company herein as to the absence of any requirement to obtain any such consent.

         Section 4.19. Notice of Breaches. Each of the Company and the Purchaser shall give prompt written notice to the other of any breach of any representation, warranty or other agreement contained in the Transaction Documents, as well as any events or occurrences arising after the date hereof and prior to the Closing Date, which could reasonably be likely to cause any representation or warranty or other agreement of such party, as the case may be, contained herein or therein to be incorrect or breached as of such Closing Date. However, no disclosure by either party pursuant to this Section shall be deemed to cure any breach of any representation, warranty or other agreement contained herein or in the other Transaction Documents. Neither the Company, any Subsidiary nor the Purchaser will take, or agree to commit to take, any action that is intended to make any representation or warranty of the Company or the Purchaser, as the case may be, contained herein or in the other Transaction Documents or in the Statements of Rights and Preferences inaccurate in any respect at such Closing Date.

     Notwithstanding the generality of the foregoing, the Company shall promptly notify the Purchaser of any notice or claim (written or oral) that it receives from any lender of the Company to the effect that the consummation of the transactions contemplated by the Transaction

Documents violates or would violate any written agreement or understanding between such lender and the Company, and the Company shall promptly furnish by facsimile to the holders of the Shares and Warrants a copy of any written statement in support of or relating to such claim or notice.

         Section 4.20. The Warrants.

         (a) The Series D Warrants. At the Series D Closing, the Company shall issue to each Purchaser three Common Stock purchase warrants (the "Series D Warrants"), in accordance with the following terms: (i) one Series D Warrant shall entitle the Purchaser to acquire 0.66666 shares of Common Stock for each share of Preferred Stock being purchased by that Purchaser at a price per share equal to 125% of the average Per Share Market Value for the ten trading days immediately preceding the Closing Date (the "Average Price") in accordance with the terms thereof and shall be exercisable through the date that is three years after the Closing Date, (ii) one Series D Warrant shall entitle the Purchaser to acquire 0.66666 shares of Common Stock for each share of Preferred Stock being purchased by that Purchaser at a price per share equal to 135% of the Average Price in accordance with the terms thereof and shall be exercisable through the date that is four years after the Closing Date, and (iii) one Series D Warrant shall entitle the Purchaser to acquire 1.0 share of Common Stock for each share of Preferred Stock being purchased by that Purchaser at a price per share equal to 150% of the Average Price in accordance with the terms thereof and shall be exercisable through the date that is five years after the Closing Date.

         (b) The Warrants shall be substantially in the form of Exhibit E.

                                    ARTICLE V

                                  MISCELLANEOUS

         Section 5.1. Fees and Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement, except as provided in the Registration Rights Agreement. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of the Shares (and upon conversion thereof, the Underlying Shares) and the Warrants (and upon exercise thereof, the Warrant Shares) pursuant hereto. The Purchaser shall be responsible for its own tax liability that may arise as a result of the investment hereunder or the transactions contemplated by this Agreement. Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay (i) all costs, expenses, fees and all taxes incident to and in connection with: (A) the preparation, printing and distribution of the Disclosure Materials and all amendments and supplements thereto (including, without limitation, financial statements and exhibits), and all preliminary and final Blue Sky memoranda and all other agreements, memoranda, correspondence and other documents prepared and delivered in connection herewith (B) the issuance and delivery of the Shares and the Warrants and, upon conversion of the Shares, the Underlying Shares and upon exercise of the Warrants, the Warrant Shares, (C) the qualification of the Shares and the Warrants and, upon conversion of the Shares, the Underlying Shares and upon exercise of the Warrants, the Warrant Shares for offer and sale under the securities or Blue Sky laws of the several states (including, without limitation, the fees and disbursements of the Purchasers' counsel relating to such registration or qualification), (D) furnishing such copies of the Disclosure Materials and all amendments and supplements thereto, as may reasonably be requested for use in connection with resales of the Shares and the Warrants and, upon conversion of the Shares, the Underlying Shares and upon exercise of the Warrants, the Warrant Shares, and (E) the preparation of certificates for the Shares and the Warrants and, upon conversion of the Shares, the Underlying Shares and upon exercise of the Warrants, the Warrant Shares (including, without limitation, printing and engraving thereof), (ii) all fees and expenses of the counsel and accountants of the Company and (iii) all expenses and listing fees in connection with the application for quotation of the Underlying Shares and the Warrant Shares in the Nasdaq National Market.

         Section 5.2. Entire Agreement; Amendments. This Agreement, together with the Exhibits, and Schedules hereto, and the Registration Rights Agreement, the Statement of Rights and Preferences and the Warrants contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters.

         Section 5.3. Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been received (a) upon hand delivery (receipt acknowledged) or delivery by telex (with correct answer back received), telecopy or facsimile (with transmission confirmation report) at the address or number designated below (if delivered on a Business Day during normal business hours where such notice is to be received), or the first Business Day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second Business Day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

           If to the Company:    Cayenne Software, Inc.
                                 8 New England Executive Park
                                 Burlington, MA  01803
                                 Facsimile No.:
                                 Attention: Frederick H. Phillips

           With copies to:       Foley, Hoag & Eliot
                                 One Post Office Square
                                 Boston, MA 02109
                                 Facsimile No.: (617) 832-7000
                                 Attention: David W. Walker

           If to a Purchaser:    to that Purchaser's address set forth in
                                 Schedule A, with a copy to the
                                 corresponding person and address
                                 designated in that schedule

or such other address as may be designated in writing hereafter, in the same manner, by such person.

         Section 5.4. Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by both the Company and the Purchaser, or, in the case of a waiver, by the party against whom enforce ment of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

         Section 5.5. Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

         Section 5.6. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser. The Purchaser may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company, except that the Purchaser may assign its rights hereunder and under the Transaction Documents without the consent of the Company as long as the assignee demonstrates to the reasonable satisfaction of the Company its satisfaction of the representations and warranties set forth in
Section 3.2. This provision shall not limit the Purchaser's right to transfer securities or transfer or assign rights hereunder or under the Registration Rights Agreement.

         Section 5.7. No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and, other than with respect to permitted assignees under Section 5.6, is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         Section 5.8. Governing Law; Arbitration. (a) This Agreement shall be governed by and construed and enforced in accordance with the internal laws of New York without regard to the principles of conflicts of law thereof.

                  (b) All disputes between the parties hereto arising under the terms of this Agreement and the other Transaction Documents shall be arbitrated in New York City under the rules of the American Arbitration Association then in effect in that city. Judgment on any award made by the arbitrators hereunder may be rendered in any court having jurisdiction. The parties consent to the nonexclusive jurisdiction of the United States District Court sitting in the city where the arbitration was held, in connection with the enforcement of such award. The parties agree to keep confidential any materials, documents and other information that is disclosed in connection with any arbitration proceeding.

         Section 5.9. Survival. The representations and warranties of the Company and the Purchaser contained in Article III and the agreements and covenants of the parties contained in Article IV and this Article V shall survive the Closing (or any earlier termination of this Agreement) and any conversion of Shares and exercise of Warrants hereunder.

         Section 5.10. Counterpart Signatures. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

         Section 5.11. Publicity. The Company and the Purchaser shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and neither party shall issue any such press release or otherwise make any such public statement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement.

         Section 5.12. Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

         Section 5.13. Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser will be entitled to specific performance of the obligations of the Company under this Agreement and the other Transaction Documents and the Company will be entitled to specific performance of the obligations of the Purchaser hereunder with respect to the subsequent transfer of Shares, Warrants, Warrant Shares and Underlying Shares. Each of the Company and the Purchaser agrees that monetary damages would not be adequate compensation for any loss incurred by reason of any breach of its obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first indicated above.

                             Company:

                             CAYENNE SOFTWARE, INC.


                             By: _________________________________________
                                  Name:      Frederick H. Phillips
                                  Title:     Vice President and Treasurer

                             Purchasers:

                             INTEGRAL CAPITAL PARTNERS III, L.P.


                             By: _________________________________________
                                  Name:
                                  Title:

                             INTEGRAL CAPITAL PARTNERS
                             INTERNATIONAL III, L.P.


                             By: _________________________________________
                                   Name:
                                   Title:

                             THEMIS PARTNERS, L.P.
                                   By:      Promethean Investment Group, L.L.C.
                                   Its:     General Partner



                             By: _________________________________________
                                 Name: Brian S. Yeh
                                 Its: Authorized Representative

                             HERACLES FUND
                                 By:      Promethean Investment Group, L.L.C.
                                 Its:     Investment Advisor



                             By: _________________________________________
                                 Name: Brian S. Yeh
                                 Its: Authorized Representative


                             LEWIS A. FRASER
                                 By:      Promethean Investment Group, L.L.C.
                                 Its:     Investment Advisor



                             By: _________________________________________
                                 Name: Brian S. Yeh
                                 Its: Authorized Representative


                             QUISSETT PARTNERS, L.P.
                                 By:      Wellington Management Company LLP


                             By: _________________________________________
                                 Name:
                                 Title:


                             QUISSETT INVESTORS (BERMUDA) LP
                                 By:      Wellington Management Company LLP


                             By: _________________________________________
                                 Name:
                                 Title:

                             WINSTON I



                             By: _________________________________________
                                 Name:
                                 Title:



                             WINSTON II LLC
                                 By:      Chatterjee Advisors LLC
                                 Its:     Manager



                             By: _________________________________________
                                 Name:
                                 Title:



                             WINSTON II LDC



                             By: _________________________________________
                                 Name:
                                 Title:

                                      -24-